INVICTUS The Cannabis Company

PRESS RELEASE	November 5, 2018

INVICTUS ANNOUNCES NEW GO FORWARD LEADERSHIP TEAM

Vancouver, BC, November 5, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) announced today the resignation of Dan Kriznic as CEO and Chairman of the Company, effective immediately. Kriznic will remain with the Company as an advisor to the new Chairman and CEO. Kriznic commented "I co-founded Invictus in 2014 with the vision of creating a global cannabis company. To date, we have raised over $125 million and deployed capital into the acquisition of licenses and the construction of advanced commercial cultivation facilities.” He added “The next chapter will be focused on operations with a disciplined multi-distribution and brand approach to the Canadian and international markets. The leadership team has been built out and ready to deploy the vision. I want to thank all of our shareholders and our directors for the many years of support and look forward to what the future brings for the Company and its stakeholders."

Paul Sparkes, non-executive Director since 2017, has been nominated and unanimously approved by the Board to act as Chairman of the Board. Sparkes is an accomplished business executive and entrepreneur with more than 25 years of experience in media, advisory, finance, public affairs and politics. He is currently a director of Thunderbird Entertainment (TSXV: TBRD) and was previously a director of the Liquor Control Board of Ontario. Sparkes held senior positions in public service, including with the Government of Canada, as Director of Operations to the Prime Minister of Canada.

George E. Kveton, advisor and non-executive Director since 2015, has been nominated and unanimously approved by the Board to be the new CEO, effective immediately. Kveton is a longstanding, seasoned international executive with broad operating experience in regulated fast-moving consumer goods industries (“FMCG”), including big tobacco. His leadership, coupled with a strong financial and strategic acumen, will serve the Company well as it embarks upon its next important chapter of growth to become a leading medical and recreational cannabis Company.

Kveton has spent over two decades leading transformational M&A for Philip Morris International and Japan Tobacco International, both headquartered in Switzerland. His multi-billion dollar deal sheet is global and spans start-ups in Silicon Valley, Israel and China, to large private and public companies. Kveton has extensive experience in emerging markets, regulatory policy and the transformation of acquired businesses to realize market share and gains. Kveton began his career as a tax and business advisory consultant for Arthur Andersen in Prague, Czech Republic, and has held various positions of increased responsibility including Head of Business Development and Planning, and Global Strategy. Kveton, Canadian-born and Swiss national, is a graduate of Queen's University in Canada, and executive programs at UC Berkeley Haas School of Business and Harvard Business School.

Kveton comments "It's with great pleasure that I take on the role as CEO of the Company. I have been a Director and shareholder since the beginning, and have watched and assisted the Company to diligently action upon its growth strategy. The foundation of Invictus is strong and poised for growth now that Canada is both recreational and medically legal. Leveraging upon my global network and FMGC experience, the Company will not only strive to become a major cannabis player in Canada, but also abroad. I am fortunate to be leading an agile executive team with the pedigree and passion that will allow the Company to achieve its strategic objectives."

INVICTUS The Cannabis Company

At the same time, Invictus announces that it has enlisted a Toronto-based full-service strategic consulting agency (“StratCo”) to execute the Company’s portfolio and brand awareness strategy. Effective immediately, this appointment reinforces Invictus’ bench strength in the sales and marketing area. StratCo will develop and execute a brand awareness strategy for both recreational and medical cannabis. Its President and Chief Strategist is a passionate communicator and problem solver with 35 years in the pharmaceutical industry; both on the corporate side and through consulting, working with some of the most successful biotech and pharma start-ups and giants alike.

Invictus has also granted 750,000 incentive stock options to a certain eligible person of the Company. Each stock option has an exercise price of $2.00, the equivalent price paid per Unit in connection with the Company’s recent short form prospectus (see press release dated October 19, 2018, for more details), and is exercisable into one common share of the Company. The options vest in tranches over the next eighteen (18) months and are exercisable over a period of five years. The stock options were granted subject to the terms and conditions of the Company’s Stock Option Plan.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
George E. Kveton
CEO and Director

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval of its sales license, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and up to 1 million by end of 2020. To accommodate international sales, Invictus’ wholly-owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), has designed and is currently building its Phase 3 and 4 purpose-built cultivation facilities to be European Union Good Manufacturing Practices (“EU-GMP”) compliant. The Company will earmark up to 50 per cent of production to medical use cannabis. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

INVICTUS The Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.